UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES WORK SUSPENSION AT THE NEW-OLZHERASSKAYA UNDERGROUND MINE
Moscow, Russia – September 3, 2010. – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and steel companies, announces work suspension at
New-Olzherasskaya Underground mine which is a part of Southern Kuzbass OAO due to coal self-heating in the long wall face No. 21-1-7.
In the middle of August 2010, coal self-heating occurred at the production area of the long wall face No. 21-1-7 of New-Olzherasskaya Underground mine (Southern
Kuzbass OAO, Mechel’s coal mining subsidiary). Mining operations are currently suspended.
Southern Kuzbass OAO experts developed measures to prevent possible negative consequences of this accident. The production area is temporally isolated.
Specialists constantly gather information about gas concentration in the isolated area by means of remote sampling as well as through surface drill holes. The production area is being fed with inert foam and inert materials.
At the present moment the self-heating center is being isolated. The entire mine infrastructure – transport, ventilation system, dewatering, power facilities, drifting faces and stopes are in working condition and safe.
Suspension of the mine will not cause delay in coal deliveries to customers since there is enough coal at the New-Olzherasskaya Underground mine warehouse.
Coal from the warehouse together with coal from Olzherasskiy Open Pit is being washed by Kuzbasskaya Coal Washing Plant and delivered to the customers.
According to the preliminary estimates elimination of accident may take up to 6 months.
Miners from New-Olzherasskaya Underground mine take part in recovery works, a part of employees were moved to Sibirginskaya mine and Department for Mining
Equipment Installation.
New-Olzherasskaya Underground mine was commissioned on September 29, 2006. The mine produces coal of GZhO grade. The long wall face No. 21-1-7 was launched at the beginning of May, 2010. It’s coal reserves amount to 3 mln. tonnes and length is about 200 meters.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware.
Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 03, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO